UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Bausch Health Companies Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

071734107
(CUSIP Number)

Mark Horowitz Co-President Glenview Capital Management 767 Fifth Avenue, 44th Floor New York, NY 10153 (212) 812-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ⌧

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 071734107	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON Glenview Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,944,128(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,944,128(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,944,128(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%(2)
14	TYPE OF REPORTING PERSON OO

(1)
Includes 5,300,000 Shares (as defined herein) underlying Call Options (as defined herein). The Reporting Persons do not have the right to exercise the Call Options within 60 days, do not have direct or indirect voting power or investment power over the Shares underlying the Call Options, and do not have the right to acquire such power over such Shares within 60 days. Notwithstanding the foregoing, based on Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended (the “Act”), such Shares underlying the Call Options have been included in the Reporting Person’s reported beneficial ownership as of the date of this Schedule 13D.

(2)	Based on a total of 354,727,444 Shares outstanding as of April 30, 2020, based on the Issuer’s Quarterly Report on Form 10-Q, filed May 7, 2020.

CUSIP No. 071734107	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON Larry Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,944,128(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,944,128(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,944,128(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%(2)
14	TYPE OF REPORTING PERSON IN, HC

(1)
Includes 5,300,000 Shares underlying Call Options. The Reporting Persons do not have the right to exercise the Call Options within 60 days, do not have direct or indirect voting power or investment power over the Shares underlying the Call Options, and do not have the right to acquire such power over such Shares within 60 days. Notwithstanding the foregoing, based on Rule 13d-3(d) under the Act, such Shares underlying the Call Options have been included in the Reporting Person’s reported beneficial ownership as of the date of this Schedule 13D.

(2)	Based on a total of 354,727,444 Shares outstanding as of April 30, 2020, based on the Issuer’s Quarterly Report on Form 10-Q, filed May 7, 2020.

CUSIP No. 071734107	SCHEDULE 13D	Page 4 of 7

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common shares, no par value (“Shares”), of Bausch Health Companies Inc., a corporation organized under the laws of British Columbia, Canada (the “Issuer”). The Issuer’s principal executive offices are located at 2150 St. Elzéar Blvd. West, Laval, Québec, Canada H7L 4A8.

Item 2.  Identity and Background.

(a-c, f) This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Glenview Capital Management, LLC (“Glenview Capital Management”); and

ii) Larry Robbins (“Mr. Robbins”).

This Statement relates to Shares held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund”), Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (“Glenview Capital Opportunity Fund”), GCM Equity Master Fund LP, a Cayman Islands exempted limited partnership (“GCM Master Fund”), and Glenview Healthcare Partners, L.P., a Delaware limited partnership (“Glenview Healthcare Partners” and, together with Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, Glenview Offshore Opportunity Master Fund, Glenview Capital Opportunity Fund and GCM Master Fund, the “Glenview Funds”).

Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, Glenview Offshore Opportunity Master Fund, Glenview Capital Opportunity Fund, GCM Master Fund and Glenview Healthcare Partners.  Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Glenview Capital Management is a Delaware limited liability company; Mr. Robbins is a citizen of the United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Shares and Call Options reported herein by the Reporting Persons were derived from general working capital of the Glenview Funds, which may have included margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares and Call Options reported herein. A total of approximately $37,980,222.95, including commissions, was paid to acquire the Shares and Call Options purchased since the filing of the Reporting Persons’ most recent Schedule 13G, filed with the SEC on April 9, 2020.

CUSIP No. 071734107	SCHEDULE 13D	Page 5 of 7

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares and Call Options for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

The Reporting Persons and/or affiliates of the Reporting Persons intend to consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Issuer’s businesses, assets, operations, and strategy, including plans or proposals in which the Reporting Persons and their affiliates may participate.  The Reporting Persons and their affiliates intend to communicate with the Issuer’s management and board of directors, other shareholders or third parties, service providers and financing sources regarding the Issuer in an effort to explore ways to strengthen the Issuer and enhance shareholder value.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Shares, Call Options or related derivatives now owned or hereafter acquired by them; and (iii) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may continue to engage in communications with the Issuer and may engage in further communications with, among others, members of the Board, the Issuer’s management, shareholders and other potential investors, regarding such matters.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, each of Glenview Capital Management and Mr. Robbins may be deemed to the beneficial owner of 20,944,128 Shares, which amount consists of 15,644,128 Shares over which Glenview Capital Management and Mr. Robbins share voting and investment power over, and 5,300,000 Shares underlying 53,000 Call Options that cannot be exercised within 60 days. As of the date hereof, each of Glenview Capital Management and Mr. Robbins may be deemed the beneficial owner of approximately 5.9% of the total number of Shares outstanding. The beneficial ownership percentage is based on a total of 354,727,444 Shares outstanding as of April 30, 2020, based on the Issuer’s Quarterly Report on Form 10-Q, filed May 7, 2020.

The 20,944,128 Shares reported herein consists of: (A) 488,945 Shares held for the account of Glenview Capital Partners; (B) 30,900 Shares underlying 309 Call Options that cannot be exercised within 60 days held for the account of Glenview Capital Partners; (C) 5,718,147 Shares held for the account of Glenview Capital Master Fund; (D) 381,200 Shares underlying 3,812 Call Options that cannot be exercised within 60 days held for the account of Glenview Capital Master Fund; (E) 1,440,251 Shares held for the account of Glenview Institutional Partners; (F) 85,100 Shares underlying 851 Call Options that cannot be exercised within 60 days held for the account of Glenview Institutional Partners; (G) 2,942,417 Shares held for the account of Glenview Offshore Opportunity Master Fund; (H) 1,387,200 Shares underlying 13,872 Call Options that cannot be exercised within 60 days held for the account of Glenview Offshore Opportunity Master Fund; (I) 3,542,745 Shares held for the account of Glenview Capital Opportunity Fund; (J) 1,529,100 Shares underlying 15,291 Call Options that cannot be exercised within 60 days held for the account of Glenview Capital Opportunity Fund; (K) 1,448,091 Shares held for the account of GCM Master Fund; (L) 1,886,500 Shares underlying 18,865 Call Options that cannot be exercised within 60 days held for the account of GCM Master Fund; and (M) 63,532 Shares held for the account of Glenview Healthcare Partners.

CUSIP No. 071734107	SCHEDULE 13D	Page 6 of 7

As described further in Item 6 below, the Reporting Persons do not have the right to exercise the Call Options within 60 days, do not have direct or indirect voting power or investment power over the Shares underlying the Call Options, and do not have the right to acquire such power over such Shares within 60 days. Notwithstanding, based on Rule 13d-3(d) under the Act, the Reporting Persons began including the Shares underlying the Call Options in their reported beneficial ownership as of the date of this Schedule 13D. Pursuant to Rule 13d-4 under the Act, the Reporting Persons disclaim beneficial ownership over the Shares underlying the Call Options, and the inclusion of the Call Options in this Schedule 13D should not be construed as an admission that the Reporting Persons are, for purposes of section 13(d) or 13(g) of the Act, the beneficial owners of any Shares underlying the Call Options.

(c) Except for the transactions listed in Exhibit C hereto, each of which was effected over-the-counter, there have been no transactions in Shares, or derivatives thereon, by the Reporting Persons during the past 60 days.

(d) The Glenview Funds are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares and Call Options covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained on the cover page to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Between November 1, 2019 and July 16, 2020, the Reporting Persons purchased in the over-the-counter market, and currently hold, an aggregate of 53,000 European-style zero-strike call options that are exercisable for 5,300,000 Shares (“Call Options”) and have an expiration date of November 12, 2021. These Call Options are not exercisable until their expiration date of November 12, 2021. The Call Options agreement does not give the Reporting Persons direct or indirect voting power or investment power over the Shares underlying the Call Options.

Except as otherwise described herein, including the Joint Filing Agreement filed as Exhibit A to this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description
Exhibit A	Joint Filing Agreement
Exhibit B	Power of Attorney
Exhibit C	Schedule of Transactions

CUSIP No. 071734107	SCHEDULE 13D	Page 7 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2020
GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
	Name:	Mark J. Horowitz
	Title:	Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

By:	/s/ Mark J. Horowitz
	Name:	Mark J. Horowitz, attorney-in-fact for Larry Robbins

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares of Bausch Health Companies, Inc., dated as of July 27, 2020 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
	Name:	Mark J. Horowitz
	Title:	Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

By:	/s/ Mark J. Horowitz
	Name:	Mark J. Horowitz, attorney-in-fact for Larry Robbins

July 27, 2020

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Larry Robbins, hereby make, constitute and appoint Mark J. Horowitz, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Executive Officer or in other capacities of Glenview Capital Management, LLC, a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or Glenview Capital Management, LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 10th day of February, 2009.

/s/ Larry Robbins
Larry Robbins

EXHIBIT C

SCHEDULE OF TRANSACTIONS

Name of Account	Title of Security	Date of Transaction	Nature of Transaction	Quantity of Shares*	Price per Share
Glenview Capital Opportunity Fund, L.P.	Common Shares	05/28/2020	Buy	280,840	$18.47
Glenview Offshore Opportunity Master Fund, Ltd.	Common Shares	05/28/2020	Buy	244,255	$18.47
Glenview Healthcare Partners, L.P.	Common Shares	05/28/2020	Buy	6,638	$18.47
Glenview Healthcare Partners, L.P.	Common Shares	06/10/2020	Sell	2,923	$19.87
Glenview Capital Opportunity Fund, L.P.	Common Shares	06/11/2020	Sell	75,801	$17.35
Glenview Offshore Opportunity Master Fund, Ltd.	Common Shares	06/11/2020	Sell	64,588	$17.35
Glenview Capital Opportunity Fund, L.P.	Common Shares	06/11/2020	Sell	11,125	$17.22
Glenview Offshore Opportunity Master Fund, Ltd.	Common Shares	06/11/2020	Sell	9,480	$17.22
Glenview Capital Opportunity Fund, L.P.	Zero-Strike Call Options Expiring 11/12/2021	07/16/2020	Buy	513,600	$18.05
Glenview Offshore Opportunity Master Fund, Ltd.	Zero-Strike Call Options Expiring 11/12/2021	07/16/2020	Buy	440,100	$18.05

* Transactions in Call Options are reflected in Shares underlying the Call Options. Each Call Options contract represents 100 Shares.